                                                                      EXHIBIT 99

O2Micro Reports Third Quarter Earnings

SANTA CLARA, Calif. & GEORGE TOWN, Grand Cayman--(BUSINESS WIRE)--Nov. 3, 2004--O2Micro(R) International Limited (Nasdaq:OIIM), a leading supplier of innovative power management and security ICs to manufacturers of products for the computer, consumer, industrial, and communications markets, reported its financial results today for the third quarter ended September 30, 2004.

Net sales for the third quarter were $22.1 million. Third quarter revenue of $22.1 million was a decrease of 8% from the preceding quarter, and a decrease of 5% from the comparable quarter of the prior year. Earnings per share for the third quarter, fully diluted, were 8 cents per share, compared to 10 cents per share in the preceding quarter and 10 cents per share in the comparable quarter of the prior year.

Net income for the third quarter of $3.1 million was a decrease of 26% from the preceding quarter, and a decrease of 22% from the comparable quarter of the prior year. Third quarter R&D expenditures were $4.9 million, an increase of 5% from the preceding quarter, and an increase of 1% from the comparable quarter of the prior year.

"O2Micro was profitable and cash flow positive in Q3; a difficult quarter for the semiconductor industry. The company continues to build its base for future growth with the addition of key engineering resources and additions to the product and patent portfolios," commented Sterling Du, Chairman and CEO of O2Micro.

Conference Call: O2Micro will hold its third quarter conference call today at 2:00 p.m. PST, 5:00 p.m. EST. You may participate by dialing (800) 915-4836, passcode #982175 or (913) 905-1086 (for International participants), passcode #982175. A replay of the call will be available by phone until November 10th by dialing (888) 203-1112, passcode #982175 or (719) 457-0820 (for International participants), passcode #982175. A live simulcast will also be available on the company website at www.o2micro.com, and an online replay will be available on the site for one week.

About O2Micro

Founded in April 1995, O2Micro develops and markets innovative power management and security components for manufacturers of products for the computer, consumer, industrial, and communications markets. Products include Intelligent Lighting, Battery Charger and Management, DC/DC Controller, SmartCardBus(R) and MemoryCardBus(TM) ICs.

O2Micro International maintains an extensive portfolio of intellectual property with 1,669 patent claims granted, and over 5,000 more pending. The company maintains offices worldwide. Additional company and product information can be found on the company website at www.o2micro.com.

Statements made in this release that are not historical, including statements regarding O2Micro's or management's intentions, hopes, beliefs, expectations, representations, projections, plans or predictions of the future, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties that may cause actual results to differ materially from those set forth in these statements. Factors that could cause actual results to differ materially include risks and uncertainties such as reduced demand for products of electronic equipment manufacturers which include O2Micro's products due to adverse economic conditions in general or specifically affecting O2Micro's markets, technical difficulties and delays in the developments process, and errors in the products. You are also referred to the Form F-1 in connection with the company's initial public offering in August 2000, Form F-3 in connection with the company's public offering in November 2001, and the annual reports on Form 20-F, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements. The company assumes no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Note: In "O2Micro," the 2 should read as subscript.

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                 O2Micro International Limited and Subsidiaries

         Consolidated Statements of Operations and Comprehensive Income

                                   (Unaudited)

              (In Thousand U.S. Dollars, Except Per Share Amounts)

                                                   Three Months Ended   Nine Months Ended
                                                      September 30,       September 30,
                                                   ------------------   -----------------
                                                      2004      2003      2004      2003
                                                    -------   -------   -------   -------
NET SALES                                           $22,093   $23,193   $68,354   $63,429

COST OF SALES                                         8,793    10,042    27,917    27,649
                                                    -------   -------   -------   -------

GROSS PROFIT                                         13,300    13,151    40,437    35,780
                                                    -------   -------   -------   -------

OPERATING EXPENSES
Research and development                              4,915     4,845    14,157    14,600
Selling, general and administrative                   5,684     4,559    14,926    13,197
                                                    -------   -------   -------   -------
Total Operating Expenses                             10,599     9,404    29,083    27,797
                                                    -------   -------   -------   -------

INCOME FROM OPERATIONS                                2,701     3,747    11,354     7,983
                                                    -------   -------   -------   -------

NON-OPERATING INCOME (EXPENSES)
Interest income                                         448       379       933       952
Impairment loss on long-term investments                 --        --        --       (17)
Gain on sale of long-term investments                    --        --       340        --
Foreign exchange gain (loss)                            (80)      367      (111)      453
Other - net                                              12       (32)       22      (113)
                                                    -------   -------   -------   -------
Total Non-operating Income                              380       714     1,184     1,275
                                                    -------   -------   -------   -------

INCOME BEFORE INCOME TAX                              3,081     4,461    12,538     9,258

INCOME TAX EXPENSE                                       12       502     1,115     1,173
                                                    -------   -------   -------   -------

NET INCOME                                            3,069     3,959    11,423     8,085

OTHER COMPREHENSIVE INCOME (LOSS)
Translation adjustments on subsidiaries                 (75)       54       (14)      (90)
Unrealized gain on available-for-sale securities        242       185       175       344
                                                    -------   -------   -------   -------
Total Other Comprehensive Income (Loss)                 167       239       161       254
                                                    -------   -------   -------   -------

COMPREHENSIVE INCOME                                $ 3,236   $ 4,198   $11,584   $ 8,339
                                                    =======   =======   =======   =======

EARNINGS PER SHARE:

Basic                                               $  0.08   $  0.10   $  0.29   $  0.21
                                                    =======   =======   =======   =======
Diluted                                             $  0.08   $  0.10   $  0.28   $  0.21
                                                    =======   =======   =======   =======

SHARES USED IN EARNINGS PER SHARE CALCULATION:
Basic (in thousands)                                 39,117    38,341    39,146    38,217
                                                    =======   =======   =======   =======
Diluted (in thousands)                               39,722    39,845    40,220    39,390
                                                    =======   =======   =======   =======

                 O2Micro International Limited and Subsidiaries

                           Consolidated Balance Sheets

                (In Thousand U.S. Dollars, Except Share Amounts)

                                                                            September 30,   December 31,
                                                                                 2004           2003
                                                                            -------------   ------------
                                                                                     (Unaudited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents                                                      $ 80,281       $ 66,489
Restricted cash                                                                   1,896          1,892
Short-term investments                                                           38,057         53,923
Accounts receivable - net                                                        12,594          9,794
Inventories                                                                      11,458          9,613
Prepaid expenses and other current assets                                         3,942          3,365
                                                                               --------       --------
Total Current Assets                                                            148,228        145,076
                                                                               --------       --------

LONG-TERM INVESTMENTS                                                            12,202          7,865
                                                                               --------       --------

LAND, PROPERTY AND EQUIPMENT - NET                                                9,619          4,880
                                                                               --------       --------

OTHER ASSETS
Restricted assets - net                                                          13,043         10,044
                                                                               --------       --------
Other Assets                                                                      1,266          1,428
                                                                               --------       --------

TOTAL ASSETS                                                                   $184,358       $169,293
                                                                               ========       ========

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Notes and accounts payable                                                     $  6,892       $  6,334
Income taxes payable                                                              2,947          2,852
Accrued expenses and other current liabilities                                    7,858          5,380
                                                                               --------       --------
Total Current Liabilities                                                        17,697         14,566
                                                                               --------       --------

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Preference shares at $0.001 par value per share
   Authorized - 5,000,000 shares                                                     --             --
Ordinary shares at $0.001 par value per share
   Authorized - 95,000,000 shares
   Issued - 39,118,104 and 39,032,616 shares as of September 30, 2004 and
      December 31, 2003, respectively                                                39             39
Additional paid-in capital                                                      138,372        137,076
Accumulated other comprehensive loss                                               (360)          (521)
Retained earnings                                                                28,610         18,133
                                                                               --------       --------
Total Shareholders' Equity                                                      166,661        154,727
                                                                               --------       --------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                     $184,358       $169,293
                                                                               ========       ========

CONTACT: O2Micro

   Gil Goodrich, 408-987-5920 ext. 8013
   gil.goodrich@o2micro.com

SOURCE: O2Micro